# Nasdaq Regulation

**Eun Ah Choi**
Senior Vice President
U.S. Listing Qualifications and Market Surveillance


October 19, 2023

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


Division of Corporation Finance:

This is to certify that on October 19, 2023, The Nasdaq Stock Market LLC (the "Exchange") received from Next.e.GO N.V. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Ordinary Shares, nominal value €0.12 per share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,